Mail Stop 4561

July 14, 2006

Mr. Thomas M. Herzog
Chief Financial Officer
AIMCO Properties, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80237

> **Re:**   **AIMCO Properties, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 0-24497**

Dear Mr. Herzog:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 12 – Partners' Capital

High Performance Partnership Units, page F-32

1. We note that you have issued different classes of High Performance Partnership Units to entities that are comprised of your employees and or senior management. Please tell us what the required benchmarks are for each class, what happens when the required benchmarks are reached, if they have ever been reached, the consideration paid for each unit and how that compared to the stock price of Apartment and Investment Management Company, and how the value of each class of High Performance Partnership Units was determined. In addition, explain to us how you considered the compensation elements of these units under SFAS 123 and APB 25, as applicable.

2. Please tell what consideration you gave to presenting the company's earnings per share under the Two-Class method as discussed in paragraphs 60 and 61 of SFAS 128.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant